KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$2,629,169
Cash with clearing organizations	351,805
Cash with clearing organizations, restricted	180,087
Receivables:	
Clearing brokers and insurance companies	725,568
Employee advances	3,369
Representative advances	135,821
Prepaid expenses	359,999
Property and equipment, net of accumulated depreciation	576,398
Deposits and other assets	33,081
	$ 4,995,297

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 396,525
Commissions payable	1,512,906
Due to related party	104,124
Deferred rent	168,995
	2,182,550

Stockholder's equity:	
Common stock voting, no par value per share, 1,000 shares authorized, 182 shares issued, and outstanding at December 31, 2015	3,196
Common stock von-voting, no par value per share, 99,000 shares authorized, 17,988 shares issued and outstanding at December 31, 2015	316,471
Additional paid-in capital	4,569
Retained earnings	2,488,511
Total stockholder's equity	2,812,747
	$ 4,995,297

The accompanying notes are an integral part of these financial statements.